Exhibit 99.1

Cenovus closes US$800 million debt offering

Proceeds to be used for early redemption of 2014 notes

Calgary, Alberta (August 15, 2013) - Cenovus Energy Inc. (TSX, NYSE: CVE) has completed a public offering in the United States of US$800 million in senior unsecured notes in two series - US$450 million 3.8% senior notes due 2023 and US$350 million 5.2% senior notes due 2043. The notes were issued under Cenovus’s short form base shelf prospectus dated June 6, 2012, as amended, and a prospectus supplement dated August 12, 2013 filed with securities regulatory authorities in Canada and the United States.

The net proceeds of the offering will be used to partially fund the redemption of Cenovus’s US$800 million 4.5% senior notes due 2014 (the “2014 notes”) originally issued on September 18, 2009. A notice of the redemption has been sent to holders of the 2014 notes. The redemption price, which will be payable on September 16, 2013, will be paid in accordance with the indenture governing the 2014 notes.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, and TD Securities (USA) LLC acted as joint book-running managers. The offering was supported by additional advisors including: BMO Capital Markets Corp., BNP Paribas Securities Corp., CIBC World Markets Corp., Credit Suisse Securities (USA) LLC, RBS Securities Inc., Scotia Capital (USA) Inc., Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., and SMBC Nikko Securities America, Inc.

Non-registered holders (banks, brokerage firms or other financial institutions) of the 2014 notes that maintain their interests through the Depository Trust Company (DTC) should contact their DTC customer service representative with any questions about the redemption of the 2014 notes. Beneficial holders of the 2014 notes with questions about the redemption should contact their respective brokerage firm or financial institution which holds interests in the 2014 notes on their behalf.

This news release does not constitute a notice of redemption of the 2014 notes. Holders of the 2014 notes should refer to the notice of redemption to be delivered to the registered holders of the 2014 notes by The Bank of New York Mellon, the trustee with respect to the 2014 notes.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $28 billion. For more information, visit www.cenovus.com.

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CENOVUS CONTACTS:

Media: Brett Harris Senior Advisor, Media Relations 403-766-3420 Cenovus Media Relations 403-766-7751	Investors: Bill Stait Senior Analyst, Investor Relations 403-766-6348 Graham Ingram Senior Analyst, Investor Relations 403-766-2849